SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
102

UNITED STAT[illegible]
SECURITIES AND EXCHAN[illegible]
Washington, D.C. [illegible]

08028119

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-07 AND ENDING 12-31-07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SST Equity Services INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 International Drive
(No. and Street)

Williamsville | New York | 14221
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group
(Name – *if individual, state last, first, middle name*)

171 Sully's Trail | Pittsford | NY | 14534
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSI Equity Services, Inc., as of 12-31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sandra L. Orefice

Notary Public

SANDRA L. OREFICE
Notary Public, State of New York
Qualified in Niagara County
My Commission Expires July 3, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSI EQUITY SERVICES, INC.

Financial Statements
as of December 31, 2007 and 2006
Together with
Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

SSI EQUITY SERVICES, INC.

TABLE OF CONTENTS
DECEMBER 31, 2007 AND 2006

Bonadio & Co., LLP
CPAs, Consultants & More

INDEPENDENT AUDITORS' REPORT

February 25, 2008

To the Board of Directors of
SSI Equity Services, Inc.:

We have audited the accompanying statements of financial condition of SSI Equity Services, Inc. (a New York corporation) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholders' investment, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSI Equity Services, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
PERRY • GENEVA
SYRACUSE

www.bonadio.com

SSI EQUITY SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CURRENT ASSETS:		
Cash	$ 40,584	$ 11,630
Prepaid taxes	385	-
Total current assets	40,969	11,630
DEFERRED TAX ASSET	-	1,102
	$ 40,969	$ 12,732
STOCKHOLDERS' INVESTMENT		
STOCKHOLDERS' INVESTMENT:		
Common stock, $50 par value, 200 shares authorized, issued and outstanding	$ 10,000	$ 10,000
Retained earnings	30,969	2,732
	40,969	12,732
	$ 40,969	$ 12,732

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
COMMISSION REVENUE	$ 9,815	$ 16,834
OPERATING EXPENSES:		
Commissions	-	8,053
Insurance	2,670	-
Professional fees	400	4,550
Dues, subscriptions and licenses	6,160	3,997
Other	31	32
	9,261	16,632
Income from operations	554	202
OTHER INCOME:		
NASD/NYSE consolidation fee	35,000	-
INCOME BEFORE INCOME TAXES	35,554	202
INCOME TAXES	(7,317)	(25)
NET INCOME	$ 28,237	$ 177

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE - January 1, 2006	200	$ 10,000	$ 2,555	$ 12,555
Net income	-	-	177	177
BALANCE - December 31, 2006	200	10,000	2,732	12,732
Net income	-	-	28,237	28,237
BALANCE - December 31, 2007	200	$ 10,000	$ 30,969	$ 40,969

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$ 28,237	$ 177
Adjustments to reconcile net income to net cash flow from operating activities:		
Deferred taxes	1,102	258
Change in prepaid taxes	(385)	-
Net cash flow from operating activities	28,954	435
CHANGE IN CASH	28,954	435
CASH - beginning of year	11,630	11,195
CASH - end of year	$ 40,584	$ 11,630

The accompanying notes are an integral part of these statements.

1. THE COMPANY

SSI Equity Services, Inc. (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker/dealer. The Company sells securities primarily in the upstate New York area. The Company is related to Specific Solutions, Inc. and Long & Katzman and Assoc. through common ownership. The Company occupies space and is managed by employees of the related parties at no cost to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Cash

The Company maintains its cash in bank demand deposit accounts which, at times, may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

Revenue Recognition

Mutual fund commissions are recognized on an accrual basis as customer funds are submitted for investment.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related to the valuation of a net operating loss carryforward for income tax purposes.

The Company has a net operating loss carryforward of approximately $7,300 at December 31, 2006. This carryforward was utilized in full in 2007.

There was $6,500 and $100 cash paid for income taxes in 2007 and 2006, respectively.

4. NASD/NYSE CONSOLIDATION FEE

During 2007, the National Association of Securities Dealers (NASD) consolidated with the member regulation, enforcement and arbitration functions of the New York Stock Exchange (NYSE), forming the Financial Industry Regulatory Authority (FINRA). As a result of this consolidation, the Company received a one-time, special payment of $35,000.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007 and 2006, the Company had net capital of $40,584 and $11,630, respectively, which exceeded minimum net capital requirements by $35,584 and $6,630, respectively.

SSI EQUITY SERVICES, INC.

EXCESS NET CAPITAL
DECEMBER 31, 2007

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2007:

TOTAL ASSETS		$ 40,969
Less: Total liabilities		-
NET WORTH		40,969
Less: Non-allowable assets		(385)
NET CAPITAL		40,584
NET CAPITAL REQUIREMENTS:		
6-2/3% of aggregate indebtedness	$ -	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL		$ 35,584

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein does not materially differ from the unaudited net capital reported by the registrant.

The accompanying notes are an integral part of these exhibits.

SSI EQUITY SERVICES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company does not affect transactions for anyone defined as a customer under SEC rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
CPAs, Consultants & More

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 25, 2008

To the Board of Directors of
SSI Equity Services, Inc.:

In planning and performing our audit of the financial statements of SSI Equity Services, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the Untied States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
PERRY • GENEVA
SYRACUSE

www.bonadio.com

(Continued)

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co., LLP

END